UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Matrixx Initiatives, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

57685L105
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57685L105

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a)           ☐

                              (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of           7.           Sole Voting Power                    0
Shares
Beneficially         8.           Shared Voting Power               0
Owned by Each
Reporting            9.           Sole Dispositive Power            0
Person With
                              10.           Shared Dispositive Power     0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11): 0%

14.         Type of Reporting Person (See Instructions)
                              PN
(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

EXPLANATORY NOTE

This statement constitutes Amendment No. 2 to the Schedule 13D filed by BML Investment Partners, L.P. ("BML") on January 25, 2011 and amended by Amendment No. 1 on February 3, 2011 (as amended, the "Schedule 13D") with respect to the common stock, par value $0.001 (the "Common Stock"), of Matrixx Initiatives, Inc. (the "Issuer").  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.    Interest in Securities of the Issuer

(a), (b)
As a result of the completion of the tender offer by H.I.G. Capital, LLC for all of the Issuer's outstanding shares, BML no longer has any beneficial ownership of any of the Issuer's shares.  See items 7, 8, 9, 10, 11 and 13 on the cover page.

(c)
The following is a description of the transactions, all of which (other than the transaction on February 15, 2011) were purchases or sales executed in the open market, in the Issuer's Common Stock by BML in the sixty days prior to filing this Schedule 13D:

Date	Transaction Type	Number of Shares	USD Price per Share
1/19/2011	Sale	500	8.50
1/19/2011	Sale	100	8.50
1/19/2011	Sale	200	8.50
1/19/2011	Sale	200	8.50
1/19/2011	Sale	300	8.50
1/19/2011	Sale	2,000	8.50
1/19/2011	Sale	100	8.50
1/19/2011	Sale	400	8.50
1/19/2011	Sale	500	8.50
1/19/2011	Sale	300	8.50
1/19/2011	Sale	300	8.50
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	300	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	145	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	55	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	500	7.97
1/21/2011	Purchase	200	7.97
2/15/2011	Disposition(1)	935,000(1)	$8.75(1)
 ___________
(1) This transaction was the result of the completion of the tender offer by H.I.G. Capital, LLC for all of the Issuer's outstanding shares.
(d)           None.
(e)           BML ceased to be the beneficial owner of 5% or more of the Issuer's common stock on February 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2011

BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, an Indiana
limited liability company

By:      /s/ Braden M. Leonard
Name: Braden M. Leonard
Title:   Managing Member

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).